ORIGINAL

02041990

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the transition period from ___________ to ___________

1-9716
Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONNELLY CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONNELLY CORPORATION
49 West Third Street
Holland, Michigan 49423-2813

Donnelly Corporation
401(k) Retirement Savings Plan

Financial Statements and Schedule
Years Ended December 31, 2001 and 2000

Donnelly Corporation 401(k) Retirement Savings Plan

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Administrator of the
Donnelly Corporation
401(k) Retirement Savings Plan
Holland, Michigan

We have audited the financial statements of Donnelly Corporation 401(k) Retirement Savings Plan (Plan) as of and for the years ended December 31, 2001 and December 31, 2000, as listed in the accompanying table of contents. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6 for the year ended December 31, 2000 which was certified by VanGuard Fiduciary Trust Company, the custodian of the Plan, except for comparing the information with the related information included in the financial statements. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of and for the year ended December 31, 2000, that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying 2000 financial statements taken as a whole. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the custodian, has been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Donnelly Corporation 401(k) Retirement Savings Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Grand Rapids, Michigan
June 5, 2002

Donnelly Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	**2001**	2000
Investments, at fair value (Notes 2, 3 and 7):		
Stock fund (Donnelly Corporation Class A common stock)	**$ 629,891**	$ -
Common/collective trusts	**7,822,698**	6,534,918
Mutual funds	**59,932,243**	63,053,544
Participant loans	**1,428,672**	1,130,105
Contributions receivable - employee	**-**	627,904
Net Assets Available for Benefits	**$ 69,813,504**	$ 71,346,471

See accompanying notes to financial statements.

Donnelly Corporation 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2001**	2000
Additions		
Participant contributions	**$ 6,294,472**	$ 6,629,482
Employer contributions:		
Cash	**1,641,755**	2,092,004
Donnelly Corporation Class A common stock	**612,187**	-
Rollover contributions	**229,823**	515,222
Investment income:		
Interest income - participant loans	**115,626**	76,635
Dividends	**3,659**	
Net investment gain from common/collective trusts	**414,406**	380,300
Net investment loss from mutual funds	**(6,269,087)**	(1,689,561)
Total additions	**3,042,841**	8,004,082
Deductions		
Distributions to participants	**4,530,165**	5,606,180
Administrative expenses (Note 7)	**45,643**	2,560
Total deductions	**4,575,808**	5,608,740
Net increase (decrease)	**(1,532,967)**	2,395,342
Net Assets Available for Benefits, beginning of year	**71,346,471**	68,951,129
Net Assets Available for Benefits, end of year	**$69,813,504**	$71,346,471

See accompanying notes to financial statements.

1. Plan Description

The following brief description of the Donnelly Corporation (Company) 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The basic purposes of the Plan are to provide (1) retirement and other benefits for participating employees, (2) a method whereby employees, through systematic savings, may accumulate funds to meet some of the larger expenses incurred during their careers with the Company and (3) a method through which the Company can retain qualified employees. Employees with at least 90 days of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions

Each participant may elect to contribute from 2% to 20% of his or her annual compensation to a maximum of the highest deferral allowed by the nondiscrimination rules of the Internal Revenue Code. During 2001 and 2000, the Company matched 50% of each participant's contribution, up to 5% of his or her annual earnings. Participants direct the investment of their contributions into various investment options offered by the Plan. During 2001, the Company started making matching contributions in Donnelly Corporation Class A common stock, which the employee is required to hold for one year. Currently, the Plan offers 11 funds as well as Donnelly Corporation Class A common stock as investment options for participants. Investments in Company stock may not exceed 20% of participants' total balances.

Participant Accounts

Each participant's account is credited with an allocation of the Company's contributions and the Plan's earnings based upon participant compensation or account balances, as defined.

Vesting

A participant's interest in his or her contributions is fully vested at all times. Vesting in employer-matched contributions is based upon a five-year graded schedule. Vesting service includes all years of service with the Company prior to the introduction of the employer match in 1999.

Benefits

Benefit payments will be made to the participant no later than 60 days after the end of the plan year in which the participant attains age 70-1/2 or upon termination of employment, at the discretion of the participant. Payment to beneficiaries named by the participant will be made no later than one year after the death of the participant. Under certain hardship conditions, a participant may withdraw from his or her employee contribution account by filing a written request 60 days in advance of the proposed withdrawal date.

On termination of service, participants may elect to receive a lump sum amount equal to the value of their account, to transfer to another qualified retirement plan or to leave benefits in the Plan.

Participant Loans

Participants may borrow from their elective contribution account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms vary but cannot exceed five years and are secured by the participants' account. The interest rate is determined by the plan administrator at rates commensurate with local prevailing rates. Interest rates range from 5.75% to 10.0%. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Beginning in 2001 administrative expenses for the custodian's fees are being paid by the Plan; prior to 2001 these were paid by the Company.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by the custodian of the Plan, based on quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in net investment loss from mutual funds.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The following investments represent 5% or more of the Plan's net assets available for benefits:

December 31,	**2001**	2000
Vanguard Retirement Savings Fund	**$ 7,822,698**	$ 6,534,918
Putnam International Growth A Fund	**7,259,892**	9,890,189
Vanguard 500 Index Fund	**3,781,537**	3,915,426
Vanguard Growth & Income Fund	**14,838,648**	17,165,542
Vanguard PRIMECAP Fund	**6,420,816**	7,542,383
Vanguard Wellington Fund	**10,049,930**	8,547,004
Vanguard Windsor II Fund	**9,382,412**	9,231,408

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, modify, alter or amend the Plan at any time, subject to the provisions of ERISA. Upon termination, all assets remaining in the trust fund will be used to pay administrative expenses and benefits to eligible employees.

5. Income Tax Status

The Internal Revenue Service has determined and informed the plan administrator by a letter dated November 28, 1994 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

6. Information Certified by the Plan's Custodian

As of and for the year ended December 31, 2000, the plan administrator elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, the custodian has certified that the following data included in the accompanying 2000 financial statements is complete and accurate.

December 31, 2000	
Investments:	
Common/collective trusts	**$ 6,534,918**
Mutual funds	**63,053,544**

Year ended December 31, 2000	
Investment income:	
Net investment gain from common/collective trusts	**$ 380,300**
Net investment loss from mutual funds	**(1,689,561)**

The Plan's independent auditors did not perform auditing procedures with respect to this information, except for comparing such information to the related information included in the 2000 financial statements.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC) and shares of Donnelly Corporation Class A common stock. VFTC acts as custodian as defined by the Plan and Donnelly Corporation is the Plan sponsor; therefore, these transactions qualify as party-in-interest. Administrative fees paid by the Plan to VFTC amounted to $45,643 and $2,560 for the years ended December 31, 2001 and 2000, respectively.

Donnelly Corporation 401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 38-0493110
Plan Number: 002

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Donnelly Stock Fund	72,070 units	$ **	$ 629,891
	Common/collective trust:			
*	Vanguard Retirement Savings Trust	7,822,698 shares	**	7,822,698
	Mutual funds:			
	Putnam International Growth A Fund	366,291 shares	**	7,259,892
*	Vanguard 500 Index Fund	35,712 shares	**	3,781,537
*	Vanguard Growth & Income Fund	526,193 shares	**	14,838,648
*	Vanguard PRIMECAP Fund	124,628 shares	**	6,420,816
*	Vanguard Wellington Fund	368,670 shares	**	10,049,930
*	Vanguard Windsor II Fund	366,644 shares	**	9,382,412
	Baron Asset Fund	10,648 shares	**	473,416
*	Vanguard IT Bond Index Fund	336,224 shares	**	3,456,379
*	Vanguard Prime Money Market Fund	1,795,295 shares	**	1,795,295
*	Vanguard U.S. Growth Fund	131,242 shares	**	2,473,918
	Total mutual funds			59,932,243
*	Participant loans	5.75%-10.0%	-	$ 1,428,672

* A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Donnelly Corporation 401(k) Retirement Savings Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLY CORPORATION 401(k)
RETIREMENT SAVINGS PLAN

By ____________________

Chief Financial Officer, and
Chief Accounting Officer

Date: June 25, 2002

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PURSUANT TO GENERAL INSTRUCTION E OF FORM 11-K AND RULE 101(b)(3) OF REGULATION S-T, THIS FORM IS BEING FILED IN PAPER FORMAT

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Auditors

Exhibit 23

Consent of Independent Certified Public Accountants

Donnelly Corporation
Holland, Michigan

As independent public accountants, we hereby consent to the incorporation of our report dated June 5, 2002, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 333-70436.

BDO Seidman, LLP

Grand Rapids, Michigan
June 26, 2002